Exhibit 99.1

MY to Present at the 27th Annual ROTH Conference

ZHONGSHAN, China, Mar. 5, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or “the Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that it will be presenting at the 27th Annual ROTH Conference on March 10, 2015, at 12:30PM Pacific Time at The Ritz-Carlton, Laguna Niguel, CA. Ming Yang’s Chief Financial Officer, Ricky Ng, and Johnson Zhang, Investor Relations/Capital Market Director, will be discussing the Company’s business operations during the presentation, and will conduct one-on-one meetings with investors.

To arrange a one-on-one meeting with management, please contact ir@mywind.com.cn.

About the 27th Annual ROTH Conference

The annual ROTH Conference is one of the largest of its kind in the U.S., bringing together executives from hundreds of growth companies. This event is designed to provide investors with a unique opportunity to gain insight into emerging growth companies across a variety of sectors, including Cleantech, Consumer & Retail, Energy & Industrial, Enterprise Software, Healthcare, Resources, Semiconductors & Electronics, Services and Technology & Media. The conference will feature company presentations, Q&A sessions, expert panels and thousands of management one-on-one and small group meetings.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn